Exhibit 99.1

PRESS RELEASE

Tembec announces closing of add-on offering of US $50 Million to existing Senior Secured Notes due 2018

Montreal, Quebec, February 23, 2012 – Tembec Inc. (“Tembec”) announced today that its wholly-owned subsidiary, Tembec Industries Inc. (the “Company”), completed its previously announced add-on offering of US $50 million in aggregate principal amount of 11.25% senior secured notes due 2018 (the “Notes”) at an issue price of 105.5% plus accrued interest from December 15, 2011. The Notes were sold in a private offering to “qualified institutional buyers” as defined in Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and outside the United States in reliance on Regulation S under the Securities Act. The Notes were offered as additional notes under the indenture dated as of August 17, 2010, pursuant to which the Company has issued US $255,000,000 aggregate principal amount of 11.25% senior secured notes due 2018 (the “Existing Notes”). The Notes will be treated as a single series with and have the same terms as the Existing Notes, except that the Notes have registration rights and are subject to restrictions on transfer.

The gross proceeds from the offering in the amount of US $52.75 million (excluding accrued interest) are expected to be used for general corporate purposes, as additional liquidity to support Tembec's capital expenditure initiatives, and to pay fees and expenses related to the offering.

The Notes are senior secured obligations of the Company, secured by a first priority lien on certain of the property and assets of the Company and the guarantors of the Notes, other than receivables, inventory and certain intangibles upon which the Note holders have a second priority lien. The Notes are guaranteed by Tembec and certain of the Company’s subsidiaries.

The Notes have not been registered under the Securities Act or the securities laws of any other jurisdiction. In connection with the offering, the Company has agreed to file an exchange offer registration statement with the U.S. Securities and Exchange Commission with respect to an offer to exchange the Notes and, under certain circumstances, a shelf registration statement with respect to resale of the Notes. Until registered, the Notes (i) may be offered only in transactions that are exempt from registration under the Securities Act or the securities laws of any other jurisdiction and will therefore be subject to substantial restrictions on transfer and (ii) will trade separately from the Existing Notes. After registration, the Notes are expected to trade fungibly with the Existing Notes.

This press release is neither an offer to sell nor the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale of any security in any jurisdiction in which such offer, solicitation or sale would be unlawful. The Notes have not been and will not be qualified for sale to the public under applicable Canadian securities laws. In Canada, the Notes were offered and sold on a private placement basis to accredited investors.

Tembec is a manufacturer of forest products – lumber, pulp, paper and specialty cellulose – and a global leader in sustainable forest management practices. Principal operations are in Canada and France. Tembec has some 4,000 employees and annual sales of approximately $2 billion.

This press release includes “forward-looking statements” within the meaning of securities laws. Such statements relate, without limitation, to the Company’s or management’s objectives, projections, estimates, expectations or predictions of the future and can be identified by words such as “may”, “will”, “could”, “anticipate”, “estimate”, “expect” and “project”, the negative or variation thereof, and expressions of similar nature. Forward looking statements are based on certain assumptions and analyses made by the Company in light of its experience, information available to it and its perception of future developments. Such statements are subject to a number of risks and uncertainties, including, but not limited to, changes in foreign exchange rates, product selling prices, raw material and operating costs and other factors identified in our periodic filings with securities regulatory authorities. Many of these risks are beyond the control of the Company and, therefore, may cause actual actions or results to materially differ from those expressed or implied herein. The forward-looking statements contained herein reflect the Company’s expectations as of the date hereof and are subject to change after such date. The Company disclaims any intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable securities legislation.

Information:	Michel Dumas
Executive Vice President, Finance and Chief Financial Officer
Tel.: 819 627-4268
michel.dumas@tembec.com